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                                                                    EXHIBIT 99.1



                       RESULT OF FIRST WAVE OF SIX SIGMA

Please be advised that First Wave of Six Sigma have successfully completed in the end of October 2002.

The start of the First Wave of Six Sigma, which was comprised of 82 projects. The major projects to be pursued in the first wave included: the reduction of the differentiation in the thickness of cold rolled steel for automobiles; improvement in the Mix Output Method of optimally procuring main materials of stainless steel; improvement in the future-demand-predicting internal process; improvement in the operating method of the preliminary quality schedule of steel sheets for automobiles.

POSCO will achieve 54 billion won per year in financial earnings due to the quality improvements and cost savings that will result from the completion of First Wave of Six Sigma.

POSCO's Six Sigma campaign involves a total of eight waves with 1,680 projects that are scheduled to be completed by 2005.